EXHIBIT 99.1

MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) 44 Victoria Avenue, Suite 400 Toronto, Ontario M5C 1Y2
Item 2	Date of Material Change August 28, 2014
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on August 29, 2014.
Item 4
Summary of Material Change

On August 29, 2014, the Company announced that the Ontario Divisional Court had dismissed an application for judicial review that was previously filed by Wabauskang First Nation (“WFN”) in respect of the Company’s production closure plan for its fully-permitted Phoenix Gold Project (the “Project”) located in Red Lake, Ontario.

Item 5
Full Description of Material Change

On August 29, 2014, the Company announced that the Ontario Divisional Court had dismissed an application for judicial review that was previously filed by WFN in respect of the Company’s production closure plan for the Project.

The Company confirmed that construction of the Project has been unaffected and the Project remains on schedule for projected production in mid-2015.

While the Company welcomed the decision, it stated that it wishes to focus its efforts on continuing constructive discussions with WFN to reach a collaborative benefits agreement.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.

Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael A. Lalonde President and Chief Executive Officer 416.238.4595
Item 9	Date of Report August 29, 2014

News Release
TSX:RMX | NYSE.MKT:RBY
August 29, 2014

Ontario Divisional Court Dismisses Wabauskang First Nation’s Application
in respect of Rubicon’s Production Closure Plan

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon”) announces the Ontario Divisional Court has dismissed an application for judicial review that was previously filed by Wabauskang First Nation (“WFN”) in respect of Rubicon’s production closure plan for its fully-permitted Phoenix Gold Project (the “Project”) located in Red Lake, Ontario. Construction of the Project has been unaffected. The Project remains on schedule for projected production in mid-2015.

While the Company welcomes the decision, Rubicon wishes to focus its efforts on continuing constructive discussions with WFN to reach a collaborative benefits agreement.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION

“Mike Lalonde”

President and Chief Executive Officer

Forward Looking Statements

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting”, “look forward” and “intend” and statements that an event or result “may”, “will”, “would”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding potential production being achieved in mid-2015.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.